Damon Colbert
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 28, 2009

RE:  CytoGenix, Inc.
     2008 Form 10-K filed May 15, 2009
     Form 10-Q for Qrt. Ended 3/31/2009 filed May 20, 2009
     File No. 000-26807

Dear Mr. Colbert:


We are in receipt of your comment letter received by fax on December 17, 2009. Due to the Holidays we request that our response date be extended to January 13, 2010.



Respectfully,


/s/ Randy Moseley
-----------------
Randy Moseley
Chief Financial Officer